SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934
                         FOR THE MONTH OF DECEMBER 2002


                          WILLIS GROUP HOLDINGS LIMITED
             (Exact name of Registrant as specified in its charter)


                               Ten Trinity Square
                            London EC3P 3AX, England
                    (Address of principal executive offices)


             (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

                        Form 20-F x         Form 40-F ___

                (Indicate by check mark whether the registrant by
        furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule
              12g3-2(b) under the Securities Exchange Act of 1934.)

                          Yes ___             No x
                                             ------

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

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( BW)(NY-WILLIS-GROUP)(WSH) Willis Acquires Leading Sports and
Entertainment Insurance Brokerage

    Business Editors

   NEW YORK--(BUSINESS WIRE)--Dec. 18, 2002--Willis Group Holdings (NYSE: WSH), the global insurance broker, today announces that it has signed an agreement to acquire the assets of Special Risk Advisors International, LLC of Marietta, Georgia, one of the leading sports and entertainment insurance brokerage firms in the world.
   Terms of the transaction are not disclosed.
   Founded in 1998, Special Risk Advisors has developed significant relationships with teams and companies in both the sports and entertainment industries. The firm helps manage the risks associated with contracts within the athletic and entertainment arena. Special Risk Advisors also works with companies involved in the management of events and promotions, assisting them with event cancellation and prize indemnity insurance.
    As part of the transaction, Michael Wright, president of Special Risk Advisors, will become Practice Group Leader for Willis' Sports and Entertainment Practice.
    "Michael Wright has shown tremendous leadership and entrepreneurialism in building Special Risk Advisors into a formidable company in the sports and entertainment industries." said Joe Plumeri, Chairman and CEO of Willis. "Blending its industry knowledge with a creative approach to risk management, Special Risk Advisors is able to meet its clients' unique insurance needs with an eye on budget concerns.
    "This acquisition is consistent with our growth strategy of building our presence in key targeted industries and reflects the Willis model of combining access to global resources with industry expertise and close client relationships," continued Plumeri.
    Joining Mr. Plumeri in making the announcement, Michael Wright added, "As a global insurance broker promoting entrepreneurialism and exhibiting a passion for client service, Willis is a unique company in the current insurance landscape. By joining Willis, we bring their access to global markets and strong practice groups directly to our clients. We are excited at the prospects that lie ahead."
    Willis Group Holdings is a leading global insurance broker, developing and delivering professional insurance, reinsurance, risk management, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices world-wide, Willis' global team of 13,000 Associates serves clients in 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001, Willis returned to public ownership and is listed on the New York Stock Exchange. Additional information on Willis may be found on its web site www.willis.com .

    --30--

    CONTACT: Willis Group Holdings
             Investors:
             Kerry K. Calaiaro
             +1 212 837-0880
             Email: calaiaro_ke@willis.com
             or
             Media:
             Nicholas Jones
             +1 44 20 7488-8190
             Email: jonesnr@willis.com
             or
             Dan Prince
             +1 212 837-0806
             Email: prince_da@willis.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           WILLIS GROUP HOLDINGS LIMITED

                                           By: /s/ Mary E. Caiazzo
                                           ------------------------------------
                                               Mary E. Caiazzo
                                               Assistant General Counsel

Date:  DECEMBER 18, 2002


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